

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-mail
Dongni Han
Board Secretary
Longhai Steel, Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People's Republic of China

> **Re:** **Longhai Steel, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed February 25, 2013**
> **File No. 333-183949**

Dear Ms. Han:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comment.

<u>General</u>

1. Please confirm that you meet the requirements set forth in Rule 8-08(b) of Regulation S-X regarding the updating of your financial information.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Fang Liu (*via e-mail*)
        Pillsbury Winthrop Shaw Pittman LLP